EXHIBIT 99.1

January 4, 2012

XTO Energy Inc.

810 Houston Street, Suite 2000

Fort Worth, TX 76102

Re:	Underlying Properties (100%)
Relating to the Cross Timbers Royalty Trust
As of December 31, 2011 —SEC Pricing Case

Gentlemen:

At your request, Miller and Lents, Ltd. (MLL) estimated the proved reserves and future net revenues as of December 31, 2011, attributable to the XTO Energy Inc. (XTO) interest in certain oil and gas properties prior to inclusion in the Cross Timbers Royalty Trust, i.e., Underlying Properties (100%). The properties consist of approximately 2,836 leases and 15,474 wells and are located primarily in New Mexico, Oklahoma, and Texas.

The report was prepared for the use of XTO in its financial and reserves reporting and was completed on January 4, 2012. MLL performed evaluations, which are designated as the SEC Pricing Case, using price and expense premises specified by you and described in detail on Attachment 1. The aggregate results of MLL’s evaluations are as follows:

	Net Reserves		Future Net Revenues
Reserves Category	Oil and Condensate, MBbls.	Gas, MMcf	Undiscounted, M$	Discounted at 10% per Year, M$
Working Interest Properties
Proved Developed Producing	1,725.8	773.6	70,066.0	37,375.9

Subtotal	1,725.8	773.6	70,066.0	37,375.9

Royalty Interest Properties
Proved Developed Producing	561.0	26,966.3	198,584.0	96,003.0

Subtotal	561.0	26,966.3	198,584.0	96,003.0

Total Working and Royalty Interest Properties
Proved Developed Producing	2,286.9	27,739.9	268,650.0	133,378.9

Total Proved	2,286.9	27,739.9	268,650.0	133,378.9

XTO Energy Inc.	January 4, 2012

Proved reserves and future net revenues were estimated in accordance with the provisions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a). The Securities and Exchange Commission definition of proved reserves is shown on Attachment 2. Gas volumes for each property are stated at the pressure and temperature bases appropriate for the sales contract or state regulatory authority; therefore, some of the aggregated totals may be stated at a mixed pressure base. No provisions for the possible consequences, if any, of product sales imbalances were included in our projections since MLL received no relevant data. Estimates of future net revenues and discounted future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves. In MLL’s projections, future costs of abandoning facilities and wells were assumed to be offset by salvage values. Estimated costs, if any, for restoration of producing properties to satisfy environmental standards are beyond the scope of this assignment.

Following Attachment 2 is a list of exhibits that include annual projections of future production and net revenues for each reserves category, interest type, and state. Also included in the exhibits are one-line summaries showing the proved reserves and future net revenues for each property in the total royalty trust, in the working interest category, in the royalty interest category, and in each state. Projections of individual property future production and net revenues are included in separate volumes to this report. These exhibits and volumes should not be relied upon independently of this narrative.

The proved developed producing reserves and production forecasts were estimated by production decline extrapolations, water-oil ratio trends, P/Z declines, or in a few cases, by volumetric calculations. For some properties with insufficient performance history to establish trends, MLL estimated future production by analogy with other properties with similar characteristics. The past performance trends of many properties were influenced by production curtailments, workovers, waterfloods, and/or infill drilling. Actual future production may require that MLL’s estimated trends be significantly altered. Reserves estimates from volumetric calculations and from analogies are often less certain than reserves estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The data employed in MLL’s estimations of proved reserves and future net income were provided by XTO. The current expenses for each lease were obtained from operating statements provided by XTO except for certain leases where XTO deducted items considered by XTO to be nonrecurring expenditures. No overhead was included for those properties operated by XTO. For some properties, such as large waterfloods, XTO assumed a decline in operating costs due to depleting production that was derived by forecasting a decrease in the property well count. The data provided to us by XTO, including, but not limited to, graphical representations and tabulations of past production performance, well tests and pressures, ownership interests, prices, and operating costs, were accepted as represented and were considered appropriate for the purpose of this report. MLL employed all methods, data, procedures, and assumptions considered necessary and appropriate in utilizing the data provided to prepare this report.

The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect MLL’s informed judgments and are subject to the inherent uncertainties associated with interpretation of geological, geophysical, and engineering information. These uncertainties include, but are not limited to, (1) the utilization of analogous or indirect data and (2) the application of professional judgments. Government policies and market conditions different from those employed in this study may cause (1)

XTO Energy Inc.	January 4, 2012

the total quantity of oil, natural gas liquids, or gas to be recovered, (2) actual production rates, (3) prices received, or (4) operating and capital costs to vary from those presented in this report. At this time, MLL is not aware of any regulations that would affect XTO’s ability to recover the estimated reserves.

Miller and Lents, Ltd. is an independent oil and gas consulting firm. No director, officer, or key employee of Miller and Lents, Ltd. has any financial ownership in XTO Energy Inc. or any related company. MLL’s compensation for the required investigations and preparation of this report is not contingent on the results obtained and reported, and we have not performed other work that would affect MLL’s objectivity. Preparation of this report was supervised by James C. Pearson, P.E., an officer of the firm who is a licensed Professional Engineer in the State of Texas and is professionally qualified, with more than 30 years of relevant experience, in the estimation, assessment, and evaluation of oil and gas reserves.

MLL’s work papers and data are in our files and available for review upon request. If you have any questions regarding the above, or if MLL can be of further assistance, please call.

Yours very truly,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/S/ JAMES C. PEARSON
James C. Pearson, P. E.
Chairman

JCP/slc

XTO Energy Inc.	January 4, 2012

Attachment 1

12/31/11

Cross Timbers Royalty Trust (100%)

SEC PRICING CASE

A. Oil Price

Average price during the 12-month period prior to 12/31/11 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2011. The average price was $90.05 per barrel and was held constant through the life of the property.

B. Gas/NGL Price

Average price during the 12-month period prior to 12/31/11 determined as the arithmetical average of the first-day-of-the-month price for each month during the year 2011. The average price was $6.24 per Mcf and was held constant through the life of the property.

C. Operating Costs

Current expenses held constant through the life of the property. For some properties, expenses included a variable component that was a constant cost per unit of gas production and a fixed component that was a constant cost per well completion.

D. Discount Rate	10% per year.